P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

28 April 2005

82-2083

Dear Sirs

P&O TRADING UPDATE: JANUARY TO MARCH 2005

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 28 APRIL 2005

P&O TRADING UPDATE: JANUARY TO MARCH 2005

This is the first quarter trading update for P&O's ports, ferries and other businesses. It is anticipated that a pre-close trading statement will be made on 22 June ahead of the interim results scheduled for 11 August.

Q1 Highlights

- The overall trading environment for Ports remains strong, enabling tariff increases to be achieved and leading to profit growth ahead of volume growth. Organic growth in container volumes was 7%, with growth of 17% in China and India;
- In Ferries, Q1 was impacted by the lack of berthing capacity at Calais, but this problem is now largely resolved. The implementation of the fundamental business review has gone well and the new product is operating successfully;
- Cold Logistics reported a stable Q1 with good trading conditions in the USA and Australia, albeit with some labour cost pressures in Australia; and
- Net property sales agreed to date are over £160 million and are on track to achieve the target of £250 million for the full year.

Outlook

- The trading performance of our main businesses is positive and the outlook is consistent with expectations for the full year.

Robert Woods, P&O Chief Executive said: "We are encouraged by this first quarter performance, particularly in our Ports business where we have seen significant volume growth in China and India. Whilst the market for Ferries remains challenging, overall it is stable, and this is allowing us to see the benefits of our fundamental business review coming through."

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
+44 (0)20 7321 4490

port authority to meet high demand for more capacity and five new rubber tyre gantries were also commissioned.

5. In China, the facilities at both Qingdao and Shekou continued to perform well.

6. At Surabaya in Indonesia, container volumes were static compared to Q1 2004 reflecting reduced international trade. At ATI in the Philippines, the weak local economy led to lower container volumes and a static non-container market compared to 2004. Good volume growth was achieved at Laem Chabang in Thailand.

Americas

7. Volume growth of 10% was achieved across the Americas. Volumes were strong in the US and the performance of the Port Newark container terminal continued to improve despite the winter weather being more severe than the prior year. The non-containerised businesses performed well, particularly in New Jersey, although competitive pressure remains at some sites.

8. In Argentina volumes returned to anticipated levels compared to the high volumes in 2004. At Vancouver reasonable volume growth was achieved although some congestion occurred due to a lack of rail capacity and expansion work at the terminal. The redevelopment to double the size of the terminal remains on track for Q3 2005.

Europe

9. Container volumes were slightly reduced in Europe. In Antwerp, one shipping line relocated volume to its own dedicated terminal, allowing P&O to focus on higher yielding traffic. The Antwerp Gateway (Deurganckdok) development is on track to commence operations in the second half of the year.

10. In the UK, an additional 4 acres of land were obtained at Southampton during February and capacity is being increased from 1.5 million to 1.9 million teus to accommodate 'peak season' demand for 2005. The loss of one service to a competing terminal during the 2004 'peak season' held back volumes at Southampton in Q1.

ANZ

11. Volume growth was 8%. Good growth was achieved at the major Australian facilities and productivity improvements were sustained. The significant improvement in the transport and logistics operations reported in 2004 continued and strong Asian trade flows also benefited the bulk and general businesses.

period within the quarter. We are now operating close to a full service and the situation should be completely resolved within the next month. It is estimated that the financial impact will be more than the £5 million previously indicated but the additional impact is being offset by the cost savings noted above being ahead of schedule. Hence our expectations for the full year result are unchanged.

Freight

3. For Q1, P&O's total freight carryings were 4% lower than 2004. Short Sea carryings were only 12% lower despite approximately 20% of sailings being lost due to the berthing issues at Calais. On other routes, carryings were 6% ahead of 2004. This reflected good market growth on the North Sea whilst on the Irish Sea P&O carryings benefited from disruption to a competitor's services. Average net freight rates (for continuing routes) were in line with Q1 2004.

Tourist Vehicles and Passengers

4. For Q1, P&O's total tourist vehicle and passenger carryings were approximately 20% lower than 2004. Average tourist rates per unit (for continuing routes) were slightly improved year on year and benefited from a reduced proportion of lower rated day-trip traffic. Average on-board spend per head (for continuing routes) was slightly down year on year.

5. On the Short Sea, P&O's tourist vehicle carryings were 31% lower than 2004 and passenger carryings were 26% down due to the issues at Calais. On other routes tourist vehicle carryings were 21% ahead and passenger carryings were 6% ahead of the previous year. These increases reflected Easter tourist carryings falling into Q1 in 2005 and also the benefit of operating more sailings on the Portsmouth-Bilbao route compared to 2004.

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